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                                UNITED STATES         --------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No.   4)
                                             -----

                             THE FIRST YEARS INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 337 610 109
                          -------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 4 pages

- ------------------------                              --------------------------
CUSIP No. 337 610 109                                 Page   2   of   4    Pages
         -------------                                     -----    -----
- ------------------------                              --------------------------

- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 RONALD SIDMAN

- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /
                                                                (b) / /
- --------------------------------------------------------------------------------
3  SEC USE ONLY


- --------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
                                            U.S.A.

- --------------------------------------------------------------------------------
                5  SOLE VOTING POWER 472,670 (includes 48,670 shares issuable to Mr. Sidman pursuant to currently-exercisable
                        stock options)
 NUMBER OF      ----------------------------------------------------------------
  SHARES        6  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY               0
   EACH         ----------------------------------------------------------------
 REPORTING      7  SOLE DISPOSITIVE POWER 472,670 (includes 48,670 shares
  PERSON                issuable to Mr. Sidman pursuant to currently-
   WITH                 exercisable stock options)
                ----------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                        0
- --------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        472,670 (including 48,670 shares issuable to Mr. Sidman pursuant to currently-exercisable stock options)
- --------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           9.5%
- --------------------------------------------------------------------------------
12 TYPE OF REPORTING*
                        IN.

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 4 pages

SCHEDULE 13G

Item 1:   (a)  Name of Issuer: THE FIRST YEARS INC.

          (b)  Address of Issuer's Principal Executive Offices:

          ONE KIDDIE DRIVE, AVON, MA 02322

Item 2:   (a)  Name of Person Filing: RONALD J. SIDMAN

          (b)  Address of Principal Business Office or, if none, Residence:

          ONE KIDDIE DRIVE, AVON, MA 02322

          (c)  Citizenship:  U.S.A.

          (d)  Title of Class of Securities: Common Stock
                                        $.10 par value

          (e)  CUSIP Number: 337 610 109

Item 3:   Not applicable.

Item 4:   (a)  Amount Beneficially Owned: 472,670

          (b)  Percent of Class: 9.5%

          (c)  Number of Shares as to which such person has:

          Items 5, 6, 7 and 8 on Page 2 are hereby incorporated by reference.



                              Page 3 of 4 Pages
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SCHEDULE 13G

Item 5:         Ownership of Five Percent or Less of a Class: Not applicable.

Item 6:         Ownership of More than Five Percent on Behalf of Another
                Person: Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company: Not applicable.

Item 8: Identification and Classification of Members of the Group: Not applicable.

Item 9:         Notice of Dissolution of Group: Not applicable.

Item 10:        Certification:


By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 1, 1996


By: /s/ Ronald J. Sidman
   ----------------------
    Ronald J. Sidman

                              Page 4 of 4 Pages